EXHIBIT 99.1

AB Volvo Repurchased 2,410,000 B Shares and 70,000 A Shares During Last Week

GOTEBORG, Sweden, Feb. 21, 2005 (PRIMEZONE) -- Further to the decision taken by AB Volvo's Board of Directors on June 17, 2004, regarding repurchase of own shares, AB Volvo has, during the week February 14-18, acquired a total of 2,410,000 series B shares and 70,000 series A shares.

 Date    A-shares  B-shares  Average A  Average B
 Feb 14   15,000   460,000    292.88     303.62
 Feb 15   15,000   550,000    294.0      304.30
 Feb 16   15,000   550,000    294.1      304.51
 Feb 17   15,000   550,000    30107      311.29
 Feb 18   10,000   300,000    298.20     308.63

After the repurchase, AB Volvo is in possession of a total of 7,160,246 series A shares and 27,225,797 series B shares. The total number of shares in AB Volvo consists of 138,604,945 series A shares and 302,915,940 series B shares.

On June 17, 2004, the Board of AB Volvo decided to acquire through purchase on Stockholmsborsen (Stockholm Exchange) a maximum of 22,076,045 Series A and/or Series B shares, however, not to exceed a total purchase amount of SEK 4,300,000,000. Press release regarding repurchase of shares is published once a week on Mondays.

February 21, 2005

For further information, please contact:

Media Relations: Marten Wikforss, +46 66 11 27 or +46 705 59 11 49 Investor Relations: Fredrik Brunell, +46 31 66 11 91 or +46 705 59 10 91

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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CONTACT:  AB Volvo
          Media Relations: Marten Wikforss,
          +46 66 11 27 or +46 705 59 11 49

          Investor Relations: Fredrik Brunell
          +46 31 66 11 91 or +46 705 59 10 91